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Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCNMatthews
FOR: FALCONBRIDGE LIMITED
TSX SYMBOL: FL

Falconbridge Says Hedge Fund Concerns Are Without Merit
MAY 3, 2005 — 15:06:10 ET

TORONTO, ONTARIO — (CCNMatthews — May 3, 2005) — The Special Committee of the Board of Directors of Falconbridge Limited (TSX:FL) issued the following statement in response to a press release dated May 3, 2005, issued by Stark Investments. Stark is a Wisconsin-based hedge fund with a common share position in Falconbridge and a short common share position in Noranda Inc., a fact which was not disclosed in Stark's press release.

1.
The Company was first notified of Stark's concerns on Friday evening, April 29, 2005, more than seven weeks after the announcement of the transaction and 36 days after the mailing of the Directors' Circular.

2.
The members of the Special Committee of the Falconbridge Board have reviewed the concerns raised by Stark in consultation with their financial and legal advisors and concluded that the Directors' Circular and the accompanying valuation fully comply with Ontario Securities Law. Accordingly, the concerns raised by Stark are without merit.

3.
Since being advised, last Friday, of Stark's concerns, Falconbridge has been fully cooperating with the Ontario Securities Commission.

The Company will vigorously oppose any attempt to put at risk or prevent shareholders of Falconbridge from receiving the benefit of the offer, which the Committee considers to be attractive for shareholders.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. The company's common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.5%) and by other investors (41.5%). The company's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited
Denis Couture
VP, Investor Relations, Communications and Public Affairs
(416) 982-7020
(416) 982-7423
denis.couture@toronto.norfalc.com
www.falconbridge.com

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Exhibit 99.1